FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a - 16 or 15d - 16
under the Securities Exchange Act of 1934

For the month of March 2009

000-29880

(Commission File Number)

Virginia Mines Inc.

200-116 St-Pierre,

Quebec City, QC, Canada G1K 4A7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

(Registrant)

Date: 3/6/2009

By: *Amélie Laliberté*
Name:Amélie Laliberté
Title: Manager Investor Relations

Exhibits 1

Technical Report and Recommendations, Spring 2008 Drilling Program and Summer 2008 Geological Exploration Program, Anatacau Property, Québec, February 2009.

Prepared by; Alain Cayer, M.Sc., P. Geo. And Robert Oswald, B.Sc., P. Geo.

8 paper copies.

Mines Virginia inc.
116, rue St-Pierre
Bureau 200
Québec, QC G1K 4A7

Tél.: 418.694.9832

ITEM 1 TITLE PAGE

Form 43-101
Technical Report

000-29880
Commission File Number

Technical Report and Recommendations
Spring 2008 Drilling Program and
Summer 2008 Geological Exploration Program
Anatacau Property, Québec

VIRGINIA MINES INC.

February 2009

Prepared by:

Alain Cayer, M.Sc., P. Geo.

And

Robert Oswald, B.Sc., P. Geo.

Services Techniques Geonordic Inc.

ITEM 2 TABLE OF CONTENTS

LIST OF TABLES, FIGURES, APPENDICES, MAPS AND SECTIONS

TABLES

FIGURES

APPENDICES

MAPS (POCKET)

SECTIONS (POCKET) *(1:500)*

ITEM 3 SUMMARY

The Anatacau project is located on the James Bay territory, in the Eastmain River area south of Opinaca reservoir (Figure 1), approximately 290 kilometres north of the town of Matagami in Quebec. The property is accessible by the James Bay paved highway then, at kilometre marker 395, a gravel road provides access to the northern part of the Anatacau property. The southern part of the property is accessible by helicopter or floatplane. This property consists of 207 map-designated claims, totalling 10 952.03 hectares (109.52 km^2). These claims are 100% held by IAMGOLD-Québec Management Inc ("IAMGOLD"). Under an agreement with Virginia Mines Inc. ("Virginia"), the latter may earn 100% interest in the property by investing 3 million dollars in exploration before the end of 2012. IAMGOLD retains a 2% NSR royalty, half of which (1%) may be bought back by Virginia.

The Anatacau property is located in the central part of the Superior Province, in the La Grande Subprovince, more precisely in the Lower Eastmain Archean greenstone belt. The Eastmain greenstone belt is essentially composed of komatiitic to rhyolitic volcanic rocks and two sedimentary phases. In 2007, Virginia continued geological reconnaissance work undertaken by IAMGOLD (Cambior). This work led to the discovery of the Franto showing, which graded 8.23 g/t Au (grab sample #178559) and 4.82 g/t Au / 4.0 m in trench TR-AN-07-001. Concurrently, Virginia also discovered the Isabelle showing on the Wabamisk property, about 100 meters from the western limit of the Anatacau property. Grades obtained at Isabelle include 6.48 g/t Au / 3.0 m and 4.20 g/t Au / 13.61 m in channel samples, and 1.33 g/t Au / 19.0 m in drill hole. In the fall of 2007, induced polarization (IP) surveys were conducted in the vicinity of both showings.

In the spring of 2008, four (4) drill holes totalling 670.6 meters tested the Franto showing and the extensions of the Isabelle showing on the Anatacau property. On the Franto grid, mineralization and alteration patterns observed in drill core are similar to those observed on surface at the showing, demonstrating that the mineralized system is still present. Gold assay results are relatively low however, with 23 ppb Au / 1.0 m (AN-08-002), 24 ppb Au / 1.0 m (AN-08-003), and 76 ppb Au / 1.0 m (AN-08-004). On the Isabelle grid, the tested IP anomaly is entirely hosted in basalts. On surface, the showing occurs along the contact between sedimentary rocks (wackes) and basalts. The northeast extension of the Isabelle showing does not correspond to the IP anomaly and thus has not been investigated. The best gold grades were 39 ppb Au / 1.0 m (AN-08-001).

Fieldwork was conducted on the Anatacau property in the summer of 2008, to investigate IP anomalies defined in the 2007 survey and to perform reconnaissance work in off-grid areas with anomalous outcrops and till values. As a result, two (2) anomalous areas were defined on the Franto grid, one (1) on the Isabelle grid, and three (3) off-grid. Target areas on the Franto and Isabelle grids are characterized by the presence of anomalous outcrops coinciding with proximal IP anomalies. Outcrops graded up to 0.72 g/t Au, 8.1 g/t Ag and 1.81% Cu (#245069) on the Isabelle grid, whereas on the Franto grid, several outcrops showed anomalous gold and base metal contents such as 262 ppb Au (#244941), 11.0 g/t Ag (#244603) and 0.98% Cu (#244627). In off-grid areas, the northeast part of the property is characterized by outcrops grading up to 3.6 g/t Au (#244722) in sedimentary rocks, and two other areas located in the east part of the property are characterized by anomalous gold values in till.

Mechanical trenching or diamond drilling will be needed to pursue investigations on the property. The main target areas are the extensions of the Isabelle and Franto showings and IP anomalies either associated with gold grades or that could not be explained due to lack of outcrops. New targets defined as a result of geological reconnaissance and till sampling will also require further follow-up in the field.

ITEM 4 INTRODUCTION AND TERMS OF REFERENCE

A diamond drilling campaign and a geological reconnaissance program took place during 2008 on the Anatacau property. This property is located in the west part of the Eastmain River greenstone belt in the James Bay region of Quebec.

The main objectives of the drilling campaign, which consisted of four (4) drill holes totalling 670.6 m, were to perform a first-pass investigation of the Franto showing, discovered in the summer of 2007, and the extensions of the Isabelle showing, located on Virginia's Wabamisk property. An induced polarization (IP) survey was performed in the fall of 2007 to guide the drilling campaign, and a few anomalies were detected near the mineral occurrences and their probable extensions.

The geological reconnaissance program took place in the early summer of 2008. The objective here was to ground-truth all IP anomalies detected on the Franto and Isabelle (Anatacau property) grids. Fieldwork was also conducted to extend the geological reconnaissance coverage beyond known mineral occurrences and to investigate areas that had not yet been examined or where lithogeochemistry or till geochemistry anomalies were detected. A small till sampling survey was also conducted concurrently.

This report provides technical geological data relevant to Virginia Mines Inc.'s Anatacau property in Quebec and has been prepared in accordance with Form 43-101F1, Technical Report format outlined under NI 43-101.

The purpose of the report is to present the status of current geological information generated from Virginia's exploration program on the Anatacau property and to provide recommendations for future work.

ITEM 5 DISCLAIMER

This section is not applicable to this report.

ITEM 6 PROPERTY DESCRIPTION AND LOCATION

The Anatacau project is located in the James Bay area 30 km southwest of Opinaca reservoir (Figure 1). The property is 290 kilometres north of the town of Matagami in Quebec, Canada.

Latitude:	52°03' to 52°10' North
Longitude:	76°34' to 76°45' West
NTS:	33C/02 (Anatacau Lake)
UTM zone:	18 (NAD27), 379600 E to 392000 E ; 5767700 N to 5781600 N

This property consists of 207 map-designated claims, totalling 10 952.03 hectares (109.52 km^2). These claims are 100% held by IAMGOLD-Québec Management Inc. Under an agreement with

Virginia Mines Inc., the latter may earn 100% interest in the property by investing 3 million dollars in exploration before the end of 2012. IAMGOLD retains a 2% NSR royalty, half of which (1%) may be bought back by Virginia.

ITEM 7 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The property is located 55 km northwest of the Cree community of Nemaska (Figure 1). It lies about 30 km east of the James Bay Highway and 10 km southwest of the access road to dyke OA-11 on Opinaca reservoir. A medium-voltage power line runs along the eastern edge of the property.

The property is accessible by helicopter from the former Opinaca landing strip located 6 km north of the property. The landing strip is easily accessible via the paved James Bay Highway to kilometre 396, then along 47 km of all-weather gravel roads. Since the fall of 2007, an ATV trail leads to the centre of the project area (northeast part of Anatacau Lake). The trail was developed to provide access to trenching sites.

Topographic relief on the property is low, with rolling hills less than 100 meters high. The drainage pattern is marked by the presence of numerous lakes on the property, including Anatacau Lake in the central part. Numerous bogs and fens occur in the south half of the property. Water drains north, toward the Eastmain River.

ITEM 8 HISTORY

The first geological reconnaissance work in the Eastmain River area was performed by the Geological Survey of Canada (Low, 1897). The first mineral exploration programs in this area took place in 1935 and 1936, by Dome Mines Ltd (McCrea, 1936), who conducted geological reconnaissance and prospecting work. A few trenches and drill holes were done at the time on two gold showings (Dome A and K) along the shores of the Eastmain River, about 70 km east of the Anatacau property. Shaw (1942) was among the first to take an interest in the geology of the Eastmain River greenstone belt. Eade (1966) followed suit, with systematic regional mapping at a scale of 1:1,000,000. Later on, a geological survey was conducted by the *Ministère des Richesses naturelles du Québec* in the early 1960s (Eakins *et al.*, 1968), covering all of map sheet 33B/04, the west part of map sheet 33B/03, and the east part of map sheet 33C/01. Franconi (1978) mapped the Lower Eastmain volcano-sedimentary belt at a scale of 1:100,000. This work covers the Anatacau property.

In the 1970s and up to 1981, the *Société de développement de la Baie-James* (SDBJ) had the exclusive mandate to develop the mineral potential of the James Bay region (Vallières, 1988). The Government gave the SDBJ the exclusive right to hold mining titles in this territory, in order to ensure better coordination of exploration work prior to the flooding of hydroelectric reservoirs. A regional lake-bottom sediment survey was conducted by the SDBJ in the mid-1970s. In the mid-1980s, the Government of Québec suspended the SDBJ's monopolistic advantage and the land once again became accessible to prospectors and private companies.

After land access was opened up in the James Bay territory, very little exploration work was conducted on the Anatacau property. The region was however thoroughly covered by various regional mapping surveys conducted by the *Ministère des Ressources naturelles du Québec* (MRNQ). The most recent mapping survey was conducted in 1999 by Moukhsil (2000).

Virginia Gold Mines Inc. conducted reconnaissance work in 1996 on the Anatacau property. The company discovered a gold showing grading 1.56 g/t Au, located 2 km east of Anatacau Lake. The surface sample was taken from a quartz vein with 10% pyrite-arsenopyrite, hosted in a shear zone.

Table 1: Summary of mineral showings discovered in the Anatacau property area.

Showing	NTS	Company and date	Mineralization	Best results
***Anatacau** (Au)	33C/02	Virginia Gold Mines Inc. (1996)	Quartz veins + 10% AS-PY in a deformed felsic tuff	Grab sample: **1.56 g/t Au**
Isabelle (Au)	33C/02	Virginia Mines Inc. (2007)	Silicified wacke + 2-10% PO-PY + QFP dykes + contact with a basalt	Trench: **6.48 g/t Au / 3.0 m** **4.20 g/t Au / 13.61 m** Drill hole: **1.33 g/t Au / 19.0 m** Incl. **4.92 g/t Au / 3.0 m**
Contact Zone (Au±Zn± As±Cu)	33C/01	Carat Exploration Inc. Virginia Gold Mines Inc. (1996) Arianne Resources Inc. (2006)	Quartz-tourmaline veins + PY and visible gold	Grab sample: **43.75 g/t Au; 296 ppm Cu, 526 ppm Zn;** Drill hole: **4.7 g/t Au / 3.1 m** Trench: **1.1 g/t Au / 8.0 m**
Chino Zone (Au±Ag)	33C/01	Carat Exploration Inc. Virginia Gold Mines Inc. (1996)	Strong silicification + Quartz-tourmaline veins + 10% AS, 1-5% PY-PO	Trench: **4.9 g/t Au / 3.0 m** **5.81 g/t Au / 9.0 m** **7.94 g/t Au / 4.0 m**
Lac Renard (Au±As)	33C/01	Virginia Gold Mines Inc. (1997)	Deformed basalt + quartz veins + 2-4% AS ± CP ± PY	Grab sample: **3.81 g/t Au and >10 % As** **6.38 g/t Ag and 2.67 g/t Au**
Cyr Zone (Au±Zn± Pb±Ag)	33C/02	James Bay Mining Corp. (1964-1965) Carat Exploration Inc. (1996)	Quartz veins + PY-SP-GL in deformed tonalite	Grab sample: **3.81 g/t Au, 3.7 g/t Ag, 4600 ppm Zn, 1900 ppm Pb** Drill hole: **13.5 g/t Au, 1.94% Cu / 0.7 m**
Bear Island (Wabamisk) (Cu-Au)	33C/02	James Bay Mining Corp. (1964) Eastmain Resources Inc. (1996)	Massive to semi-massive sulphides (PY, PO, CP, BN) in an altered tuff	Grab sample: **7.5 g/t Au, 1.6% Cu** Drill hole: **5.21% Cu / 1.1 m**
QET Zone (Au-Cu-Ag)	33C/01	Eastmain Resources Inc. (1997)	Breccia zone mineralized up to 50% PY-PO-MG at a contact with a granite	**1.05 g/t Au** and **0.21% Cu / 2.0 m**
			Mineralized contact (PY-PO-CP) between a basalt and a felsic intrusive	**8.02 g/t Au / 2.0 m; 1.8 g/t Ag / 1.0 m 9600 ppm Cu**

Elsewhere, no gold and base metal showings were found, except for a few occurrences to the north and northeast of the property. The most recent exploration work began in the fall of 2006 by Arianne Resources Inc., in an area northeast of the property. Their work yielded grades of 1.0 to 20.0 g/t Au over thicknesses ranging from 0.5 to 3.0 m in drill hole, near the Contact showing. A summary of significant mineral occurrences discovered in the general area of the Anatacau property is provided in Table 1.

In 2005, IAMGOLD-Québec Management Inc. conducted or mandated consulting firms to perform the following work on the Anatacau project (Caron, 2006):

- MIR Télédétection conducted a study of topographic data and Landsat remote sensing data in order to identify lineaments and trace alteration signals;

- A lake-bottom sediment sampling program was conducted in mid-July by field crews from IOS Services Géoscientifiques. A total of 93 samples were analyzed at Actlabs by two (2) different methods: ICP-MS ultratrace-1 analysis et INAA-enhanced analysis;

- A till sampling survey (130 samples) was conducted on the property by Les Consultants Inlandsis. Samples were processed by Overburden Drilling Management Ltd at their facilities in Ottawa, for heavy mineral extraction and gold grain counts. Also, ¼ of the samples were processed for diamond indicator minerals. Heavy mineral concentrates (HMC) were subsequently analyzed for various elements;

- Prospecting work was performed during the summer of 2005. Overall, six (6) days were spent to cover as much land as possible;

- A helicopter-borne magnetic and electromagnetic (AeroTEM II) survey was conducted in November 2005 by Aeroquest Ltd.

During the summer of 2006, IAMGOLD conducted further exploration work on the Anatacau project. A prospecting and geological sampling program (233 rock samples and 66 boulders), Beep-Mat traverses and till sampling (156 samples) were carried out (Caron, 2007).

In 2007, IAMGOLD-Québec Management Inc. and Virginia Mines Inc. signed an agreement enabling the latter to pursue exploration work on the property. In the summer of 2007, Virginia completed an initial geological reconnaissance program and ground follow-up work on various geological, geochemical, and geophysical anomalies defined in previous work. During this first effort, the Franto showing was discovered (grab sample #178559: 8.23 g/t Au), while at about the same time, another field crew from Virginia uncovered the Isabelle showing on the Wabamisk property (grab sample #177525: 2.61 g/t Au). The latter is located 100 meters from the western limit of the Anatacau property. Subsequently, a second field program targeted the two showings, to perform mechanical trenching and channel sampling. Results were very encouraging. The Franto showing yielded grades of 4.82 g/t Au / 4.0 m (TR-AN-07-001) and the Isabelle showing graded 6.48 g/t Au / 3.0 m and 4.20 g/t Au / 13.61 m (TR-WB-07-001 and 002). In the late fall of 2007, ground-based induced polarization and magnetic surveys were conducted on the Franto (IP = 54 km; Mag = 64 km) and Isabelle (IP = 46 km; Mag = 54 km) grids (Tshimbalanga, 2008). Nearly 12 km of the geophysical survey on the Isabelle grid fall within the Anatacau property limits.

ITEM 9 GEOLOGICAL SETTING

9.1. Regional Geology

The Anatacau project is located in the James Bay region, which lies in the central Superior Province comprising four (4) geological subprovinces. These are, from north to south, the La Grande, Opinaca, Nemiscau, and Opatica subprovinces. These subprovinces are essentially composed of volcanic, plutonic, and sedimentary rocks that were subsequently intruded by post- or late-tectonic granitic intrusions. The Anatacau property is underlain by rocks of the Archean La Grande Subprovince (Figure 1).

The La Grande Subprovince is primarily composed of volcanic and plutonic rocks (Card and Ciesieski, 1986). It wraps around the Opinaca Subprovince to the west, forming a large crescent, and is generally separated from the latter by intrusive contacts. However, contacts with the Nemiscau and Opinaca subprovinces are transitional, grading from dominantly volcano-sedimentary rocks to paragneisses. No ductile faults are reported along the contact zone. The La Grande Subprovince comprises about 85% syn- to late-tectonic plutonic rocks and two (2) greenstone belts, namely: (1) the La Grande greenstone belt (LGGSB), and (2) the Middle and Lower Eastmain greenstone belt (MLEGSB). The Anatacau property covers the west part of the Lower Eastmain greenstone belt.

The MLEGSB extends along an east-west axis for about 300 km lateral distance by 10 to 70 km wide and is bounded to the south by a major unconformity. It is composed of volcanic and sedimentary rocks that formed in an oceanic setting with mid-oceanic ridges, oceanic plateaus and volcanic arcs. These rocks were intruded by calc-alkaline rocks ranging in composition from gabbros to monzogranites.

The MLEGSB is characterized by volcanic rocks of the Eastmain Group, which is subdivided into 4 volcanic cycles and 5 formations (Boily and Moukhsil, 2003). The Kauputauch Formation forms the first volcanic cycle (2752-2739 Ma) and is composed of massive to pillowed flows of tholeiitic metabasalts and andesitic basalts, and felsic flows overlain by a sequence of felsic to mafic tuffs.

The second volcanic cycle (2739-2720 Ma) comprises the Natel Formation. It is composed of komatiites, komatiitic basalts, and massive to pillowed tholeiitic basalts and andesites.

The Anatacau-Pivert Formation, occurring in the study area, forms the third volcanic cycle (2720-2705 Ma) and is composed of metabasalts, amphibolitized andesites, rhyolites and tuffs. The entire assemblage is overlain by sedimentary rocks (siltslates, mudslates, and conglomerates). Volcanic activity in this cycle is accompanied by moderate, mainly syntectonic plutonism.

The Komo and Kasak formations, which represent the fourth and last volcanic cycle (<2705 Ma), mainly consist of massive or pillowed basalts, komatiitic basalts and minor andesites. These rocks are amphibolitized and have a tholeiitic affinity. Minor units of felsic ash tuff are interdigitated in this formation. Calc-alkaline felsic lapilli tuffs also alternate with minor amounts of mafic tuff (Mouksil and Doucet, 1999). Cycles I, II and IV of the Eastmain Group are not present within the Anatacau property.

Two periods of sedimentation overlie these volcanic cycles, accompanied by various episodes of plutonic magmatism. At the base, the Wabamisk Formation (>2705 Ma) is composed of volcaniclastic layers, with andesitic lapilli tuffs and beds of crystal tuff, polygenic blocky tuff, mafic to felsic blocky tuff, ash tuff and crystal tuff. The formation is capped by a unit of polygenic conglomerate dominated by tonalitic pebbles and another unit of polygenic to monogenic conglomerate with diorite and granodiorite pebbles, interbedded with sandstone beds, tuff layers and iron formations.

Next comes the dominantly metasedimentary Auclair Formation (<2648 ±50 Ma), comprising wackes, polygenic conglomerates, and oxide-, silicate-, and sulphide-facies iron formations. It is interpreted as the weakly metamorphosed equivalent of metatexites of the Laguiche Basin in the Opinaca Subprovince. It is present in the north part of the Anatacau property.

Tonalitic to granodioritic plutons are grouped into three categories, *i.e.* synvolcanic, syntectonic, or post- to late-tectonic plutonism. Gabbro dykes crosscut all of the above.

Previous work conducted in the LMEGSB has outlined three (3) phases of deformation. The first (D1) is characterized by an E-W-trending schistosity, ranging in age from 2710 to 2697 Ma. The second phase of deformation (D2) is marked by a NE-SW-trending schistosity, broadly N-S in many locations, the age of which is estimated between 2668 and 2706 Ma. The third phase of deformation (D3) affects syn- to post-tectonic intrusions is less penetrative and thus not as obvious on a regional scale; it is mostly visible in metasedimentary rocks, in the form of a WNW-ESE to NW-SE-trending schistosity. This last deformation event is dated at <2688 Ma, which corresponds to the age of metamorphism. Given the age of the Nemiscau Subprovince (<2697 Ma), it is unlikely to bear traces of the first phase of deformation (D1) recognized in the MLEGSB.

The regional metamorphic grade observed in volcanic and sedimentary rocks of the Anatacau property is generally the upper amphibolite facies and locally the greenschist facies.

9.2. Local Geology

Mapping conducted in 2007 and 2008 (Map 1) greatly improved our understanding of the various mineral occurrences observed on the Anatacau project. New outcrops led us to pinpoint the location of certain contacts, while generally preserving the geological framework proposed by recent MRNQ mapping.

From the south part of the project northward, the core of the Aupiskach tonalitic intrusive was not mapped; only its granodioritic rim was investigated along the contact with the Anatacau-Pivert Formation. In the northeast part, a few outcrops of mafic lavas are still observed less than 100 meters from the internal edge of the intrusive.

In mafic units of the Anatacau-Pivert Formation, mapping and trenching enabled us to trace the following units: abundant mafic lavas and gabbro, with various amounts of felsic lavas, followed by iron formations and wackes. Detailed mapping of trenches revealed the presence of other units such as lapilli tuffs, arenites, mudrocks, exhalites, ultramafic intrusives, and numerous QFP dykes. These are all minor units compared to the mafic lavas.

The felsic lava unit overlying mafic lavas of the Anatacau Formation also contains a few sedimentary units of wacke and iron formation.

The sedimentary Auclair Formation consists of paragneisses and weakly metamorphosed sedimentary rocks (arenite, wacke, iron formation). Rare outcrops of mafic and felsic lavas were mapped, as well as gabbro and diabase dykes.

A small apophysis from the Kapiwak pluton was observed in rocks of the Auclair Formation in the west part of the property. Our mapping seems to suggest the apophysis is somewhat smaller than reported by MRNQ mapping.

ITEM 10 DEPOSIT TYPES

The objective was to find a magmatic porphyry or a metamorphic fluid/replacement-type Au (Cu-Ag) mineralization, where mineralized zones may be spatially and genetically related to an intrusive body or structural features, in other words a geological context similar to the one found at the Eleonore gold deposit 70 km to the NE.

ITEM 11 MINERALIZATION

Several different types of mineral occurrences are reported in the MLEGSB (Moukhsil *et al.*, 2002; Gauthier and Laroque, 1998). They may be classified according to their genetic model and age of emplacement as follows: 1) synvolcanic mineralization (2710-2752 Ma), 2) syntectonic mineralization (2697-2710 Ma), and 3) post-tectonic mineralization (~2687 Ma).

Synvolcanic occurrences represent nearly 50% of known showings in the MLEGSB; these include sulphide-facies iron formations (Fe, Cu, Au, Ag), volcanogenic occurrences (Cu, Zn, Ag, Au), and magmatic occurrences, namely porphyry/mantos-type (Cu, Au, Ag, Mo) and epithermal (Au, Ag, Cu, Zn, Pb).

Syntectonic occurrences represent slightly more than 40% of known showings and include orogenic deposits related to phases of deformation D1 and D2 (Au, As, Sb). This category also includes gold deposits associated with oxide- or silicate-facies iron formations (Au, As). Finally, post-tectonic occurrences are scarce and correspond to lithium- or molybdenum-enriched pegmatites.

Mineralization is widespread on the Anatacau property. Pyrite and pyrrhotite are the most common sulphide phases, followed by arsenopyrite, locally occurring in significant concentrations. Chalcopyrite and bornite were observed in a few locations. Sulphides occur in all mapped units, whether sedimentary, volcanic, or intrusive in origin. Sulphides generally occur as disseminations and occasionally as thin mm-scale to cm-scale veins and veinlets.

In iron formations, pyrrhotite is the dominant sulphide phase (<25%) followed by pyrite. Mafic lavas contain more pyrite than pyrrhotite. Very high arsenopyrite contents are occasionally observed in mafic lavas, associated with QFP dykes (Franto showing). Most gold anomalies are associated with mafic lavas cut by quartz veinlets.

ITEM 12 EXPLORATION

A diamond drilling campaign and a geological reconnaissance program were conducted in 2008. The drilling campaign, totalling 670.6 line meters, took place from April 25 to May 8, 2008, and was performed to test known surface showings at depth and to test certain IP anomalies on the Franto and Isabelle grids.

The geological reconnaissance program took place over a period of 15 days, between June 13 and July 15, 2008. The objectives were to ground-truth and explain the various IP anomalies on the Franto and Isabelle grids, and to extend the geological reconnaissance coverage in other areas of the property, where gold anomalies in till were observed, or in unexplored areas. The field program was conducted in parallel with work on the adjacent Wabamisk property held by Virginia Mines Inc. The field crew was composed of: Alain Cayer (geologist, project leader), Stephanie Ladouceur (geologist-in-training), Mia Pelletier (geology student), Simon Bourassa (geology student), Alberto Henley (technician), Michel Gauthier (technician), and Hugovic Brault (technician). The Quaternary sampling crew was composed of Guillaume Allard (geologist-in-training), Marc-Antoine Bastien (technician), and Tommie Valin (technician). Field crews were mobilized in the field by helicopter from Virginia's Wabamisk-Anatacau base camp, located northeast of the Eastmain dyke.

A total of 515 rock samples were collected during the field program. All samples were analyzed for gold by Laboratoire Expert in Rouyn-Noranda, Quebec, and for 30 chemical elements (Scan 30) by Activation Laboratories in Ancaster, Ontario. Of these, 424 were collected on outcrops, 80 from erratic boulders, and 11 are channel samples. A list of samples is provided in Appendix 3, along with their location and main geological features. In addition, 42 till samples were collected to analyze heavy mineral concentrates (HMC) for gold and to perform gold grain counts.

Twenty-two (22) samples yielded anomalous values in gold, silver, copper or zinc (Table 2). Of these, 13 samples graded between 102 and 3600 ppb Au. A few anomalous samples are scattered across the property, but most of these are concentrated in three areas (Map 1). The northeast part of the Isabelle grid (Map 3) and the southeast part of the Franto grid (Map 2) are the first two areas of interest. Both are underlain by mafic units (lavas and gabbro) of the Anatacau-Pivert Formation and were discovered during follow-up work on IP anomalies. The third area of interest is located northeast of Anatacau Lake. This area contrasts with the first two given the lack of geophysical coverage and the dominantly sedimentary setting (wackes). Eleven (11) channel samples totalling 10.8 m were collected in this area to follow up on a gold occurrence grading 3.6 g/t Au (sample #244722) with a duplicate grading 3.09 g/t Au (#245008). Channel samples yielded assay results up to 98 ppb Au over 1.0 meter (#244736). The lithology observed at the showing is a gabbro and it occurs near sedimentary rocks and is strongly silicified over 1.0 metre and mineralized with up to 20% arsenopyrite and trace pyrrhotite.

Table 2: Best grades obtained from mineralized outcrops and boulders (NAD27 z18).

Sample	UtmE	UtmN	Type	Lithology	Grade
244504	388121	5773347	Grab	I3A PY+CP-AS	1.0 g/t Ag, 0.19% Cu
244554	387820	5774240	Grab	I3A Si PY, v.QZ	1.4 g/t Ag, 0.11% W
244603	387551	5774193	Grab	V.QZ PY(CP), I3A	128 ppb Au, **11.0 g/t Ag**, 0.35% Cu
244627	388121	5773350	Grab	I3A SR+ 5%CP	125 ppb Au, 3.3 g/t Ag, **0.98% Cu**
244722	387195	5779079	Grab	I3A (?M4?) Si+++ 20%AS(PO)	**3.6 g/t Au**, 2.18% As
244778	386734	5778365	Grab	S3 SI PO+(AS)	135 ppb Au
244779	386921	5778253	Grab	S3 SI PO++(CP)	133 ppb Au, 0.13% Zn
244831	386250	5774625	Grab	S9-S3 30%PO(CP), V1, V3	2.6 g/t Ag
244846	387509	5774288	Grab	v.QZ-TL-PY(PO-CP), I3A Si PO	4.8 g/t Ag, 0.37% Cu
244941	387431	5775213	Grab	V3-M16 Si+ PY(AS), v.QZ	262 ppb Au
245008	387190	5779073	Grab	I3A (?M4?) Si+++ 15%AS	**3.09 g/t Au**, 1.0% As
245069	379836	5773123	Grab	I3A BO 10%CP(AS)	**0.72 gt Au, 8.1 gt Ag, 1.81% Cu**
245071	379824	5773085	Grab	V.QZ PO(CP-AS), V3-M16	0.45 g/t Au
245110	388580	5775203	Grab	V2 Si++ PY++AS(PO-CP)	2.0 g/t Ag, 0.11% Zn
245113	388106	5774012	Grab	V.QZ CP++PO, I2-I3	**8.1 g/t Ag, 1.12% Cu, 0.79% W**
245114	388106	5774014	Grab	v.QZ Si++CA PO+AS(CP), I3A	102 ppb Au, 2.6 g/t Ag, 0.17% Cu
245116	388056	5774048	Grab	I3 Si+BO PY+PO+AS(CP)	185 ppb Au, 3.0 gt Ag, 028% Cu
245117	388044	5774057	Grab	V3 PY++PO+CP	172 ppb Au, 32 gt Ag, 043% Cu
245119	388142	5774019	Grab	V.QZ(CA) PO++PY+(CP), I3A	1.4 g/t Ag, 0.17% Cu
244776	386841	5778282	Boulder	S3 SI (PO-AS)	132 ppb Au
244860	386804	5778382	Boulder	S3 Si+CL+ 10%PO-SP-tr.CP	0.64% Zn
244926	391144	5778011	Boulder	V1 Si++ (CP-AS)	5.2 g/t Ag

Till sampling was conducted in parallel with the geological reconnaissance program. The till survey was planned and supervised by Rémi Charbonneau of Les Consultants Inlandsis. The field crew collected 42 till samples (Table 3) that were sent to Overburden Drilling Management Ltd to perform gold grain counts and to analyze HMC for gold.

Table 3: Till samples from the 2008 geological reconnaissance program (NAD27 z18).

Till number	Weight (kg)	Material	Au ppb (HMC)	Total	Reshaped	Modified	Pristine	UtmE	UtmN
AN-08-001	19.3	Till	39	4	3	1	0	386190	5775336
AN-08-002	14.9	Till	133	16	9	2	5	386121	5775410
AN-08-003	13.8	Till	56	0	0	0	0	390726	5775507
AN-08-004	15.4	Till	447	6	5	0	1	387199	5776064
AN-08-005	13.9	Till	1015	2	2	0	0	391199	5775110
AN-08-006	17.4	Till	130	1	1	0	0	387215	5775892
AN-08-007	18.3	Till	63	3	3	0	0	387279	5775707
AN-08-008	16.2	Till	86	6	6	0	0	391489	5775054
AN-08-009	15.1	Till	134	13	13	0	0	385877	5775698
AN-08-010	14.4	Till	219	1	0	1	0	385982	5775616
AN-08-011	14.7	Till	92	5	5	0	0	390593	5774436
AN-08-012	14.4	Till	114	2	2	0	0	390513	5774497
AN-08-013	16.5	Till	92	6	6	0	0	386247	5775274
AN-08-014	11.6	Till	43	1	1	0	0	386541	5774946
AN-08-015	14.6	Till	17	1	1	0	0	386617	5774810
AN-08-016	12.1	Till	471	7	7	0	0	389343	5774603
AN-08-017	11.8	Till	4560	1	1	0	0	390175	5773762
AN-08-018	14.4	Till	93	0	0	0	0	389599	5776850

Till number	Weight (kg)	Material	Au ppb (HMC)	Total	Reshaped	Modified	Pristine	UtmE	UtmN
AN-08-019	12.6	Till	135	3	3	0	0	390442	5773497
AN-08-020	10.6	Till	10000	7	5	1	1	390317	5773651
AN-08-021	10.9	Sand+silt	48	16	13	1	2	389123	5774740
AN-08-022	13.2	Till	314	6	5	0	1	388953	5774795
AN-08-023	10.2	Till	1385	9	7	0	2	388695	5774840
AN-08-024	11.4	Sand+silt	452	11	9	0	2	388443	5774824
AN-08-025	12.2	Till	47	4	3	0	1	388221	5774952
AN-08-026	16	Till	574	21	12	8	1	387253	5776266
AN-08-027	15.7	Till	6	0	0	0	0	387400	5775494
AN-08-028	13.9	Till	149	6	6	0	0	387506	5775420
AN-08-029	17.7	Till	6600	7	7	0	0	387881	5775122
AN-08-030	17.5	Till	36	2	2	0	0	388064	5775082
AN-08-031	14.2	Till	221	4	4	0	0	391291	5775105
AN-08-032	14.1	Till	71	2	2	0	0	389736	5776758
AN-08-033	14.8	Till	67	0	0	0	0	389930	5776749
AN-08-034	14.4	Till	37	3	3	0	0	390117	5776667
AN-08-035	12.3	Till	395	3	3	0	0	390379	5776608
AN-08-036	15.4	Till	33	2	2	0	0	390930	5775351
AN-08-037	16	Till	1820	4	4	0	0	390535	5775661
AN-08-038	13.5	Till	171	12	10	1	1	390613	5776401
AN-08-039	12.7	Till	152	3	3	0	0	390796	5776209
AN-08-040	13.9	Sand	117	30	20	7	3	390985	5775904
AN-08-042	13.8	Till	768	2	2	0	0	389424	5777062

The results of the till survey were interpreted by R. Charbonneau (report pending) but certain areas have already been outlined as anomalous in gold. For example, HMC from till samples AN-08-17 and AN-08-20 yielded grades of 4.56 and 10.00 g/t Au, whereas sample AN-08-29, located east of the Franto grid, graded 6.60 g/t Au.

ITEM 13 DRILLING

A diamond drilling campaign was conducted from April 25 to May 8, 2008, on the Wabamisk and Anatacau properties. Six holes were drilled by Orbit Garant S.E.N.C., four of which were collared on the Anatacau property for a total of 670.6 meters (Table 4). The drill core was logged by Robert Oswald (geologist, project leader), and core sampling was done by Alberto Henley (technician). Virginia's Wabamisk-Anatacau temporary camp, located on the northeast side of Hydro-Québec's dyke OA-11 on Opinaca reservoir, was used as a base camp. Mob/Demob took place by helicopter. The drill core is stored at the core shack of the Wabamisk-Anatacau camp in the James Bay region.

Table 4: Technical characteristics of the 4 holes drilled in the spring of 2008

Hole	Grid	Line	Station	Length (m)	Azimuth	Dip	Samples	Blanks	Standards
AN-08-001	Isabelle	27+00N	3+20E	112.3	307	-45	109	2	2
AN-08-002	Franto	9+00E	1+30N	141.7	360	-45	138	3	3
AN-08-003	Franto	8+50E	1+20N	134.6	360	-45	137	3	3
AN-08-004	Franto	9+00E	0+05N	282.0	358	-46	286	6	6
				670.6			**670**	**14**	**14**

Based on the recommendations of the 2007 report on field work for the Anatacau project Oswald (2008) proposed a diamond drilling program to test the best IP targets including the Franto showing. One hole was drilled on the Isabelle grid, and three holes on the Franto grid, including 2 drill holes under the Franto showing. Systematic assays of drill core yielded no significant gold or base metal values. Table 5 provides a summary of geological units encountered in 2008 drill holes.

13.1. Isabelle Grid (drill hole AN-08-001)

13.1.1. Section 27+00N (map pocket)

Drill hole AN-08-001 was drilled to test an IP anomaly located 700 m northeast of the Isabelle showing (Wabamisk property held by Virginia Mines Inc.), where grades of 6.48 g/t Au / 3.0 m and 4.20 g/t Au / 13.61 m were obtained from channel samples in trenches WB-07-001 and 002.

Units encountered in drill hole (from SE to NW) mainly consist of amphibolitized mafic lavas in the first 30 meters, followed by an intermediate to mafic volcanic unit to the end of hole. Numerous thin mafic and tonalite dykes less than 1 m thick were also described.

The IP anomaly may be explained by the presence of 2-3% irregular metasomatic veinlets from 1 to 30 cm thick occurring throughout the intermediate to mafic volcanic unit (29.8-112 m). These veinlets contain 1-2% pyrrhotite and pyrite. They are composed of the following minerals: FP-QZ-AM-BO-GR-CC-CL-EP with occasional K-feldspar. Four amphibole veinlets with 15-20% pyrrhotite and <1% chalcopyrite were also observed (25.6-28 m).

The foliation is well developed and several shear zones less than 3 m thick were described. No anomalous gold or base metal values were obtained in this drill hole.

Table 5: Summary of lithological units from 2008 drill holes.

	Depth (m)	Lithologies	Targets
AN-08-001 (Q) (Isabelle grid)	**0 - 3.00**	Casing	
	3.00 - 29.75	**M16(V3B-I3A)**	
	9.70 - 9.80	v. AM 5PO PY	**PP-26**
	19.70 - 19.95	v. AM 3PO	
	25.60 - 28.00	v. AM (1-4cm) 15-20%PO-CP<1%	
	29.75 - 112.25	**V2-V3 PG CS BO+ 1-2% PO, loc 2-3% PO>PY**	
AN-08-002 (G) (Franto Showing)	**0 - 6.00**	Casing	
	6.00 - 13.60	**QFP, 6 v. QZ TL <5cm, PY <5%**	**PP-31**
	13.60 - 49.15	**V3B(M16) 1% PY > PO, MG++, CC**	
	49.15 - 73.90	**V3B AC CL+ or I3A PY<1%**	
	73,.90 - 141.70	**V3B(M16) PY<1%**	
	70.00 - 85.00	***1-2% PY euhedral (<3mm)***	**PP-27**
	121.00 - 128.90	10-25% v. QZ TL CC 5% SU	

	Depth (m)	Lithologies	Targets
AN-08-003 (H) (Franto West)	0 - 3.00	Casing	
	3.00 - 14.60	QFP	
	14.60 - 15.85	V3B/QFP 10% PY Si++ EP	PP-31
	15.85 - 20.50	V2 TX FP	
	20.50 - 28.65	V3B CC+	
	26.60 - 27.20	8% PY	PP-31
	28.40 - 28.47	5% PY/ 7cm	
	28.65 - 30.80	V3B(M16)	
	30.80 - 35.55	V2 TU	
	35.55 - 69.75	V3B(M16) MG	
	69.75 - 89.85	V2 TX loc.3-4% PO PY	PP-27
	89.95 - 134.60	V3B-I3A(M16)	
	98.00 - 105.00	I3A(M16) MG	
	108.00 - 109.40	S6A-Shale 4%PY PO 1%AS	PP-27
	122.60 - 123.30	S6A	
	127.00 - 130.20	I3A (M16)	
AN-08-004 (G) (Franto Showing)	0 - 3.15	Casing	
	3.15 - 132.00	QFP	
	26.70 - 27.00	*QFP CS, 10% PY veinlet <1cm*	P-33
	132.00 - 151.50	V1-V2 TX FP	
	136.40 - 139.95	*5-20% PY veinlet <3cm*	P-32
	151.50 - 160.20	I1-QFP? EP+ CC	
	160.20 - 162.30	I1/V3B Si+ BO++	
	162.30 - 169.00	V3B(M16)	
	167.25 - 168.00	*Si+ BO+ EP 5% PY*	PP-31
	169.00 - 173.90	QFP	
	173.90 - 177.40	V3B CL++ CC+	
	177.40 - 189.75	V3B (M16), 5-10% v. QZ-CC+	
	189.75 - 191.40	V3B(M16) CL	
	191.40 - 208.50	V3B(M16) 5-10% v. QZ-CC+	
	208.50 - 223.60	V3B-I3A(M16)	
	208.00 - 218.00	*PY ±euhedral <1%*	PP-27
	223.60 - 229.10	I1	
	229.10 - 282.00	V3B-I3A(M16) 10-20% v. QZ-CC+	

13.2. Franto Grid (drill holes AN-08-002 to 004)

13.2.1. Section 8+50E (map pocket)

Hole AN-08-003 was drilled to test the depth extension of a shear zone visible on surface and located 50 m west of the Franto showing, as well as two IP anomalies (PP-27 and PP-31). Two channel samples from this zone yielded interesting gold grades: 1.38 g/t Au / 1.0 m and 9.28 g/t Au / 1.0 m.

Units encountered in drill hole (from south to north) form a succession of amphibolitized mafic lavas and intermediate feldspar crystal tuffs. Two thin beds of very fine-grained siltstone with minor black shale are also described. The hole begins in a QFP dyke (>12.0 m), followed by a few thinner QFP dykes.

The first geophysical anomaly (PP-31) may be explained by the presence of a sulphide-bearing enclave of mafic lava (10% pyrite) in a QFP dyke and two thin sulphide zones with 8% pyrite / 60 cm and 5% pyrite / 7 cm in a mafic lava. The second anomaly (PP-27) is explained by the presence of 3% pyrite in an intermediate crystal tuff (69.75-89.85 m) and a siltstone-shale horizon (108.0-109.4 m) with 4% pyrite-pyrrhotite and 1% arsenopyrite.

Rocks are moderately deformed with a few narrow zones that are strongly deformed. Near the end of hole, several fault zones and a shear zone are present in a mafic lava unit (117.6-118.2 m) with 10% quartz-carbonate veinlets. The latter may correspond to the shear zone that is exposed on surface. No anomalous gold values were obtained in this drill hole.

13.2.2. Section 9+00E (map pocket)

Holes AN-08-002 and 004 were drilled to test the Franto showing at depth, along with four IP anomalies (PP-27, PP-31, PP-32, and PP-33). The Franto showing was discovered in 2007, and the best gold grades to date include: 4.82 g/t Au / 4.0 m and 0.93 g/t Au / 2.0 m.

Units encountered in drill hole (from south to north) begin with a QFP dyke more than 130.0 m thick, followed by an intermediate to felsic crystal tuff unit (19.5 m) and a felsic dyke (8.7 m) that contains a mixed zone (2.1 m) with mafic lavas. Half of the subsequent stratigraphic sequence (120.0 m) is composed of amphibolitized mafic lavas with occasional chlorite and/or carbonate alteration. These lavas also contain gabbroic facies and host several felsic dykes.

Geophysical anomaly PP-27 (Franto showing) appears to be explained by the presence of euhedral pyrite (2% pyrite / 15.0 m, AN-08-002) in lesser amounts and over a smaller interval at depth (1% pyrite / 10.0 m, AN-08-004). Also, an anomalous concentration of quartz veins and veinlets with sulphides (1-12% PY>PO>AS, AN-08-002) is also observed (121.0-128.9 m). Anomalies PP-31 and PP-32 overlap and may be explained by a mineralized zone with 5-20% pyrite veinlets less than 3 cm thick (136.4-139.95 m) in an intermediate to felsic crystal tuff (AN-08-004) and the presence of 5% pyrite (167.7-168.0 m) in veinlets (3-4 mm) and blebs (<½ cm) in amphibolitized mafic lavas (AN-08-004). In drill hole AN-08-002, anomaly PP-31 may be explained by the presence of QZ-TL veinlets (5 cm) with up to 5% pyrite in a QFP dyke (6.0-13.0 m) as well as a strongly magnetic zone with 1% pyrite (22.0-39.0 m) in mafic lavas.

Observed mineralization and alteration patterns are less intense in drill hole than on surface at the Franto showing. Despite similar settings, no significant gold values were obtained in drill core.

ITEM 14 SAMPLING METHOD AND APPROACH

Every mineralized or sedimentary outcrop was systematically sampled (515 samples). For each outcrop, and some boulders, a flag with the outcrop number on it was tied to a tree in the vicinity and another orange flag, showing the sample number, was left at all the sampling sites. The spacing between samples varies according to the outcrop density. Collected samples were analyzed for gold via fire assay and were also analyzed for multi-elements by ICP (scan 30). Those returning grades above 500 ppb Au were analyzed by fire assay with gravimetric finish.

For the drilling campaign, all the recovered core (670.6 m) was systematically sampled (670 samples) and sent to the lab for gold analysis by fire assay and gravimetrically checked for those with values over 500 ppb Au. Generally, samples were taken every meter but those with more or less than one meter are due to a change in lithological units or sulphide concentration. A tag was placed at the beginning of each sample in the core box. It has the same number as the one in the sample bag. 181 rock samples which showed copper mineralization, arsenopyrite or presenting strong alteration were also checked by ICP (scan 30) multi-elements method. Five (5) samples were checked for major elements.

Laboratoire Expert, in Rouyn-Noranda, was mandated to perform the gold assays and sample preparation. All the samples for multi-element assays were sent by Laboratoire Expert to Activation Laboratories (Ancaster, ON).

ITEM 15 SAMPLE PREPARATION, ANALYSIS AND SECURITY

Grab, channel and split core samples were collected and processed by personnel of Services Techniques Geonordic.

Many of the grab and channel samples were re-examined at the camp, and sample shipping was completed under the direction of Alain Cayer, one of the authors of this report. Core splitting was completed under the direction of Robert Oswald, second author of the report. Samples of every type (grab, channel and split core) were immediately placed in plastic sample bags, tagged and recorded with unique sample numbers. Sealed samples were placed in shipping bags, which in turn were sealed with plastic tie straps or fibreglass tape. The bags remained sealed until they were opened by Laboratoire Expert personnel in Rouyn-Noranda, Quebec.

All samples were initially stored in the camp. Samples were not secured in locked facilities; this precaution deemed unnecessary due to the remote camp location. Samples were then loaded directly on a truck for transport to Rouyn-Noranda. Samples were delivered by Services Techniques Geonordic personnel or by KEPA transport, a James Bay freighting company, to Laboratoire Expert's sample preparation facility in Rouyn-Noranda.

Upon receipt, samples were placed in numerical order and compared with the packing list to verify receipt of all samples. If the received samples did not correspond to the list, the customer was notified.

Samples are dried if necessary and then reduced to -1/4 inch with a jaw crusher. The jaw crusher is cleaned with compressed air between samples and barren material between sample batches. The sample is then reduced to 90% -10 mesh with a rolls crusher. The rolls crusher is cleaned between samples with a wire brush and compressed air and barren material between sample batches. The first sample of each sample batch is screened at 10 mesh to determine that 90% passes 10 mesh. Should 90% not pass, the rolls crusher is adjusted and another test is done. Screen test results are recorded in the logbook provided for this purpose. The sample is then riffled using a Jones-type riffle to approximately 300 g. Excess material is stored for the customer as a crusher reject. The 300-g portion is pulverized to 90% -200 mesh in a ring and puck type pulverizer; the pulverizer is cleaned between samples with compressed air and silica sand between batches. The first sample of each batch is screened at 200 mesh to determine that 90% passes 200 mesh. Should 90% not pass, the pulverizing time is increased and another test is done. Screen test results are recorded in the logbook provided for this purpose.

15.1. Gold Fire Assay AA Finish

A 29.166-g sample is weighted into a crucible that has been previously charged with approximately 130 g of flux. The sample is then mixed and 1 mg of silver nitrate is added. The sample is then fused at 1800°F for approximately 45 minutes. The sample is then poured in a conical mold and allowed to cool; after cooling, the slag is broken off and the lead button weighing 25-30 g is recovered. This lead button is then cupelled at 1600°F until all the lead is oxidized. After cooling, the dore bead is placed in a 12 × 75 mm test tube. 0.2 ml of 1:1 nitric acid is added and allowed to react in a water bath for 30 minutes; 0.3 ml of concentrated hydrochloric acid is then added and allowed to react in the water bath for 30 minutes. The sample is then removed from the water bath and 4.5 ml of distilled water is added, the sample is thoroughly mixed, allowed to settle and the gold content is determined by atomic absorption.

Each furnace batch comprises 28 samples that include a reagent blank and gold standard. Crucibles are not reused until we have obtained the results of the sample that was previously in each crucible. Crucibles that have had gold values of 200 ppb are discarded. The lower detection limit is 2 ppb and samples assaying over 500 ppb are checked by gravimetric assay.

15.2. Gold Fire Assay Gravimetric Finish

A 29.166-g sample is weighed into a crucible that has been previously charged with approximately 130 g of flux. The sample is then mixed and 2 mg of silver nitrate is added. The sample is then fused at 1800°F for approximately 45 minutes. The sample is then poured in a conical mold and allowed to cool; after cooling, the slag is broken off and the lead button weighing 25-30 g is recovered. This lead button is then cupelled at 1600°F until all the lead is oxidized. After cooling, the dore bead is flattened with a hammer and placed in a porcelain parting cup. The cup is filled with 1:7 nitric acid and heated to dissolve the silver. When the reaction appears to be finished, a drop of concentrated nitric acid is added and the sample is observed to ensure there is no further action. The gold bead is then washed several times with hot distilled water, dried, annealed, cooled and weighed.

Each furnace batch comprises 28 samples that include a reagent blank and gold standard. Crucibles are not reused until we have obtained the results of the sample that was previously in each crucible. Crucibles that have had gold values of 3.00 g/t are discarded. The lower detection limit is 0.03 g/t and there is no upper limit. All values over 3.00 g/t are verified before reporting.

15.3. Multi-Elements (from www.actlabs.com : Code 1E1 – Aqua Regia - ICP-OES)

A 0.5-g sample is digested with *aqua regia* (0.5 ml H_2O, 0.6 ml concentrated HNO_3 and 1.8 ml concentrated HCl) for 2 hours at 95°C. The sample is cooled then diluted to 10 ml with deionized water and homogenized. The samples are then analyzed using a Perkin Elmer OPTIMA 3000 Radial ICP for the 30-element suite. A matrix standard and blank are run every 13 samples.

A series of USGS geochemical standards are used as controls. Digestion is near total for base metals, however will only be partial for silicates and oxides.

Table 6: Code 1E1 Elements and Detection Limits (ppm)

Element	Detection Limit	Upper Limit	Element	Detection Limit	Upper Limit
Ag*	0.2	100	Mo*	2	10,000
Al*	0.01%		Na*	0.01%	
As*	10		Ni*	1	10,000
Ba*	1		P*	0.00%	
Be*	1		Pb*	2	5,000
Bi	10		S*	100	
Ca*	0.01%		Sb*	10	
Cd	0.5	2,000	Sc*	1	
Co*	1		Sn*	10	
Cr*	2		Ti*	0.01%	
Cu	1	10,000	V*	1	
Fe*	0.01%		W*	10	
K*	0.01%		Y*	1	
Mg*	0.01%		Zn*	1	10,000
Mn*	2	10,000	Zr*	1	

Note: * Element may only be partially extracted.

ITEM 16 DATA VERIFICATION

All the samples were analysed for gold via fire assay and were also analysed for multi-elements by ICP (scan 30). As a verification procedure, all the samples returning grades for gold above 500 ppb were re-analyzed by gravimetric assay. The lab results are enclosed in Appendix 4.

Also in every shipping some standards and blank samples were introduced. The six (6) types of standards used were purchased at "Rocklabs". Their grades range from 0.583 to 8.543 g/t Au. Blank samples consist of crushed (3/4) calcite and silica commonly referred to as "marble aggregate" in the landscaping industry. 30-kg bags were purchased at a local retailer in Rouyn-Noranda. Tables 7 and 8 list all the standards and blank samples used in 2008 campaigns.

Table 7: Standard and blank samples of the 2008 geological reconnaissance campaign.

Sample	Au (ppm)	Rocklabs grade	Sample	Au (ppb)	
244735	0.62	SE29 (0.597 ppm Au)	245478	< 5	Blank
244727	0.62		244734	< 5	
245477	0.62		244728	< 5	

Table 8: Standard and blank samples of the 2008 drilling campaign.

Sample	Au (ppm)	Rocklabs grade	Sample	Au (ppb)	
243375	0.62	OXE42 (0.610 ppm Au)	242773	<5	Blank
242947	5.93	OXL51 (5.850 ppm Au)	242846	<5	
242988	5.93		242878	<5	
243342	5.90		242948	<5	
242772	0.58	SE19 (0.583 ppm Au)	242989	<5	
243117	0.62		243018	<5	
243172	0.58		243093	<5	
242845	2.57	SJ22 (2.604 ppm Au)	243118	<5	
242877	2.61		243173	<5	
243017	2.54		243250	<5	
243249	2.74		243292	<5	
243433	2.67		243343	<5	
243092	8.61	SN26 (8.543 ppm Au)	243376	<5	
243291	8.50		243434	<5	

ITEM 17 ADJACENT PROPERTIES

This section is not applicable to this report.

ITEM 18 MINERAL PROCESSING AND METALLURGICAL TESTING

This section is not applicable to this report.

ITEM 19 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

This section is not applicable to this report.

ITEM 20 OTHER RELEVANT DATA AND INFORMATION

This section is not applicable to this report.

ITEM 21 INTERPRETATION AND CONCLUSIONS

Initially, mapping and prospecting work conducted in 2007 led to the discovery of the Franto showing (# 178559: 8.23 g/t Au). Also in 2007, thirteen trenches were excavated on the best gold anomalies and geological targets. Trench TR-AN-07-001 (Franto showing) yielded the best gold grades with 4.82 g/t Au / 4.0 m. An induced polarization (IP) geophysical survey centred on the Franto showing delineated numerous IP anomalies that may correspond to unexplained metallic occurrences.

A diamond drilling program took place in the spring of 2008 on the Franto and Isabelle grids. On the Franto grid, the depth extension of the Franto showing was investigated along with four (4) IP anomalies. Sulphide concentrations observed in the three (3) drill holes completed on the Franto grid (AN-08-002 to 004) can explain the IP anomalies. In all three drill holes, silica and calcite alteration (Si+ CC+) and sulphide concentrations (PY, PO, AS) are similar to those observed on surface at the Franto showing. This suggests that the mineralized system is still present at depth and westward, but appears to lose some of its intensity in both directions. Both sulphide mineralization and alteration patterns are less intense in drill hole than on surface at the Franto showing. Despite similar settings, no anomalous gold values were obtained in drill hole. However, the low density of drilling and particularly the lack of drilling to the east make it impossible to come to a final conclusion. The lack of outcrop to help explain the westward extension of IP anomalies on the Franto showing, and the presence of anomalous outcrops along the eastward extension of IP anomalies suggests that the mineralized system may indeed extend laterally and at depth. Moreover, the presence of mafic and felsic dykes, and of a brittle structural network on surface may have disturbed the geometry of the mineralized system.

The drill hole completed on the Isabelle grid (AN-08-001) tested and explained one of the IP anomalies that could have corresponded to the NE extension of the Isabelle showing, located 700 m to the southwest (on Virginia's Wabamisk property). The showing yielded grades of 6.48 g/t Au / 3.0 m and 4.20 g/t Au / 13.61 m in channel samples collected in trenches WB-07-001 and 002; and 1.33 gt Au / 19.0 m, including 4.92 gt Au / 3.0 m in drill hole WB-08-001 (Cayer and Oswald, 2009). Sulphides observed in drill hole AN-08-001 explained the IP anomaly, although assay results showed no anomalous gold values. On the other hand, lithologies observed in the drill hole clearly demonstrate that the IP anomaly occurs directly in the basaltic unit, whereas gold grades at the Isabelle showing were found in sedimentary rocks (wackes), along the southern contact with the same basaltic unit. Further drilling should therefore test an area to the southeast so as to target the basalt/wacke contact. A deep stratigraphic drill hole, drilled on the lake itself, is warranted in this area since no IP anomalies could be defined over the lake. During the induced polarization survey, the lake bottom showed very strong conductivity and as a result, genuine anomalies could not be defined. During geological reconnaissance work conducted in the summer of 2008, a few outcrops with anomalous gold, silver, and copper values were outlined, along the same trend as the IP anomalies tested in drill hole. The anomalous grab samples (#245069: 0.72 g/t Au, 8.1 g/t Ag and 1.81% Cu; #245071: 0.45 g/t Au) are located more than 110 meters southwest of the drill hole and indicate that the mineralized system may extend into the basaltic unit. The area is in fact characterized by the presence of strong gold anomalies in till (Charbonneau, 2008).

Most of the IP anomalies on the Franto and Isabelle grids were ground-checked and explained during the 2008 geological reconnaissance program. Only those anomalies covered by thick overburden could not be explained and should be investigated by mechanical stripping or diamond drilling. The presence of outcrops with a sufficient amount of sulphides located near the IP anomalies explained the latter. Many IP anomalies were not associated with anomalous gold or base metal grades, however a certain number did in fact allow us to define areas of interest. Thus, the area to the east of the Franto showing, and the southeast part of the Franto grid contain several outcrops with anomalous gold and base metal values that correspond to IP anomalies. Furthermore, the presence of numerous gold anomalies in till confirm the excellent potential of these two new areas of interest. The area to the west of the Franto showing is not exposed due to thick overburden, and so IP anomalies that correspond to the extension of the mineralized zone remain unexplained and should be investigated by mechanical stripping or diamond drilling.

During the 2008 geological reconnaissance program, a few areas of interest warranting further follow-up work in subsequent campaigns were defined. For example, in an area northeast of Anatacau Lake, a few outcrops with anomalous gold values up to 3.6 g/t Au (grab sample #244722) were examined. On the Wabamisk property held by Virginia Mines Inc., grab samples from the same lithological unit yielded grades reaching 12.02 g/t Au (#178392). This area is dominated by a sedimentary sequence (wackes) that exhibits mineralization and alteration patterns commonly observed near gold deposits such as Eleonore (Cayer *et al.*, 2006). For example, silica, aluminosilicates, tourmaline and potassic alteration were all observed in the unit, and mineralization is dominated by arsenopyrite, followed by pyrrhotite and pyrite. The discovery of these first gold showings, combined with these lithological characteristics, outline the excellent potential of this area for gold deposits, and warrant further geological reconnaissance work to cover the entire sedimentary unit.

The 2008 till survey also led to the definition of two gold anomaly zones. Both occur in the east part of the property. Till samples AN-08-17 and 20 show anomalous gold contents in HMC, respectively grading 4.56 and 10.00 g/t Au, whereas samples AN-08-37 (1.82 g/t Au in the HMC) and AN-08-40 (30 gold grains) define the second area of interest. In the pending report, Mr. Charbonneau of Les Consultants Inlandsis will provide more detailed information on these anomalies and most likely describe new areas of interest.

ITEM 22 RECOMMENDATIONS

Based on the encouraging results obtained from 2008 work programs, it is recommended to pursue exploration work on this property. A few areas of interest were outlined during geological reconnaissance work in the summer of 2008 that warrant further investigations during subsequent campaigns. Areas to the north of Anatacau Lake, as well as the entire sedimentary unit, and areas to the east of the property should be the focus of a new field program and a new till survey to follow up geological and geochemical anomalies defined in 2008.

As for the Franto and Isabelle grids, further ground follow-up work and additional till sampling is also warranted on anomalies defined in 2008. Moreover, a trenching and/or diamond drilling program should be planned to investigate unexplained IP anomalies located near anomalous outcrops or that remain unexplained due to thick overburden. Priority should be granted to investigating IP anomalies that correspond to the lateral extensions of the Franto showing. In the Isabelle grid area, at least one stratigraphic drill hole targeting the sediment (wacke)/basalt contact remains the top priority to investigate the lateral extensions of the Isabelle showing.

ITEM 23 REFERENCES

Boily, M. and Moukhsil, A., 2003. Géochimie des assemblages volcaniques de la ceinture de roches vertes de la Moyenne et de la Basse-Eastmain. Ministère des Ressources naturelles, Québec; ET 2002-05.

Card, K.D. and Ciesielski, A., 1986. DNAG No 1 Subdivisions of the Superior Province of the Canadian Shield. Geoscience Canada; Volume 13, pp. 5-13.

Cayer, A., Savard, S., Tremblay, M., Ouellette, J-F. and Archer P., 2006. Technical Report and Recommendations Summer and Fall 2005 Exploration Program, Eleonore Property, Québec. Mines d'Or Virginia inc. Ministère des Ressources naturelles, Québec; GM 62341.

Cayer, A. and Oswald, R., 2009. Technical Report and Recommendations Spring 2008 drilling program and Summer 2008 Geological exploration program, **Wabamisk** Property, Québec. Mines Virginia inc.

Charbonneau, R., 2008. Campagne de suivi et d'échantillonnage de till 2007, propriété Anatacau, Baie James, Québec, 4 pages.

Caron, K., 2006. Rapport des travaux d'exploration, Campagne été 2005, Projet Lac Anatacau (#256), Cambior, Baie James, Québec, 30 pages.

Caron, K., 2007. Rapport des travaux d'exploration, Projet Lac Anatacau (#256), Campagne été 2006, Iamgold, Baie James, Québec, 26 pages.

Eade, K.E., 1966. Fort George River and Kaniapiskau River (west half) map areas, New Quebec. Geological Survey of Canada. Memoir 339, 120 pages.

Eakins, P.R., Hashimoto, T., Carlson, E.H., 1968. Région du Grand-Détour-Lacs Village, Territoire de Mistassini et Nouveau-Québec. Ministère des Richesses naturelles du Québec; RG 136, 42 pages.

Franconi, A., 1978. La bande volcano-sédimentaire de la rivière Eastmain inférieure. Ministère des Richesses naturelles, Québec; DPV-574; 177 pages.

Gauthier, M. and Laroque, M., 1998. Cadre géologique, style et répartition des minéralisations métalliques de la Basse et de la Moyenne Eastmain, Territoire de la Baie de James, Quebec, 86 pages, MB 98-10.

Low, A.P., 1897. Report on explorations in the Labrador Peninsula along the Eastmain, Koksoak, Hamilton, Manicouagan, and portions of other rivers. Geological Survey of Canada; Annual Report, volume 8, part L, pages 237-239.

Mc Crea, J.G., 1936. Report on the property – Dome Mine Ltd. Ministère des Ressources naturelles, Québec; GM 9863-A, 16 pages.

Moukhsil, A. and Doucet, P. 1999. Géologie de la région des lacs Villages (33B/03). Ministère des Ressources naturelles, Québec; RG99-04, 32 pages.

Moukhsil, A., 2000. Géologie de la région des lacs Pivert (33C/08), Anatacau (33C/02), Kauputauchechun (33C/07) et Wapamisk (33C/08). Ministère des Ressources naturelles, Québec; RG 2000-04, 49 pages.

Moukhsil, A., Legault, M., Boily, M., Doyon, J., Sawyer, E. and Davis, D.W., 2002. Synthèse géologique et métallogénique de la ceinture de roches vertes de la Moyenne et de la Basse Eastmain (Baie-James). Ministère des Ressources naturelles, Québec; ET 2002-06, 57 pages.

Oswald, 2008. Rapport géologique et recommandations. Travaux de terrain 2007. Projet Anatacau, Québec, S.N.R.C. 33C/02. Ministère des Ressources naturelles, Québec; GM 63606. 28 pages.

Shaw, G., 1942. Eastmain preliminary map, Quebec. Geological Survey of Canada; paper 42-10.

Tshimbalanga, S., 2008. Levés de Polarisation Provoquée et de Magnétométrie Eastmain, propriété Anatacau, Grille Franto, S. N. R. C. 33C/02, Mines Virginia Inc., 15 pages.

Vallières, M.; 1988. Des mines et des hommes : Histoire de l'industrie minérale québécoise. Les publications du Québec (Québec), 437 pages.

ITEM 24 DATE AND SIGNATURE

CERTIFICATE OF QUALIFICATIONS

I, Alain Cayer, reside at 467 Ch. Du Trappeur, St-Sauveur (Québec), J0R 1R1, and hereby certify that:

I am currently employed as Senior Project Geologist with Services Techniques Geonordic inc., 1045 ave. Larivière, Rouyn-Noranda (Québec), J9X 6V5.

I graduated from the Université du Québec à Montréal with a B.Sc. in Geology in 1998 and a M.Sc. in Earth Science in 2001.

I have been working as a geologist in mineral exploration since 1996.

I am a Professional in Geology and registered member of the *Ordre des Géologues du Québec*, permit number 569.

I am a Qualified Person with respect to the Anatacau Project in accordance with section 1.2 of National Instrument 43-101.

I am involved in the Anatacau Project since the spring of 2007.

I have visited the property from June to July 2008 while participating to the exploration program.

I am not aware of any missing information or changes, which would cause this report to be misleading.

I do not fulfill the requirements set out in section 1.5 of National Instrument 43-101 for an "independent qualified person" relative to the issuer, being part of the stock option plan of Virginia Mines Inc.

I have read and used National Instrument 43-101 and Form 43-101F1 to prepare this report in accordance with its specifications and terminology.

Dated in St-Sauveur, Qc, this 20th day of February 2009.

Alain Cayer, M.Sc., P. Geo.

CERTIFICATE OF QUALIFICATIONS

I, Robert Oswald, reside at 914, 28th avenue, Montréal (Québec), H1A 4M5, and hereby certify that:

I am currently employed as Senior Project Geologist with Services Techniques Geonordic inc., 1045 ave. Larivière, Rouyn-Noranda (Québec), J9X 6V5.

I graduated from the Université de Montréal in Montréal with a B.Sc. in Geology in 1987.

I have been working as a professional geologist, from 1987 to 1997, and since 2003 for Geonordic.

I am a Professional in Geology and registered member of the *Ordre des Géologues du Québec*, permit number 493.

I am a Qualified Person with respect to the Anatacau Project in accordance with section 1.2 of National Instrument 43-101.

I am involved in the Anatacau Project since 2007.

I participated only in the spring 2008 drilling program. I wrote Item 13 on the drilling program and I prepared and edited some maps of this report utilizing proprietary exploration data generated by STG for Virginia Mines Inc. and information from various authors and sources as summarized in the reference section of this report.

I am not aware of any missing information or changes, which would cause this report to be misleading.

I do not fulfil the requirements set out in section 1.5 of National Instrument 43-101 for an "independent qualified person" relative to the issuer, being part of the stock option plan of Virginia Mines Inc.

I have read and used National Instrument 43-101 and Form 43-101F1 to prepare this report in accordance with its specifications and terminology.

Dated in Montréal, Qc, this 26th day of January 2009.

"Robert Oswald"

Robert Oswald, B.Sc., P. Geo.

ILLUSTRATIONS TABLES, FIGURES, APPENDICES AND MAPS

Available upon request at :
Virginia Mines Inc.
200-116 St-Pierre Street
Québec, QC G1K 4A7
Canada

(800) 476-1853
www.virginia.qc.ca
mines@virginia.qc.ca